BB 3/12

SECUR 09059684 MISSION

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response. . .12.00

SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Shay Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Brickell Avenue
(No. and Street)

Miami (City) **Florida** (State) **33131** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Podraza **(305) 507-1536** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name)*

6750 North Andrews Avenue, Suite 200 (Address) **Fort Lauderdale** (City) **Florida** (State) **33309** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MA 3/25

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert T. Podraza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shay Financial Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President
Title

Notary Public

JORGE A. JACOMINO
MY COMMISSION # DD 525623
EXPIRES: July 4, 2010
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHAY FINANCIAL SERVICES, INC.
Miami, Florida

FINANCIAL STATEMENTS
December 31, 2008 and 2007

CONTENTS

Crowe Horwath.™

Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Shay Financial Services, Inc.
Miami, Florida

We have audited the accompanying balance sheets of Shay Financial Services, Inc. as of December 31, 2008 and 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shay Financial Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic 2008 financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such supplemental information has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 19, 2009

SHAY FINANCIAL SERVICES, INC.
BALANCE SHEETS
December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 1,230,650	$ 1,013,753
Receivables:		
Brokers and dealers	911,692	1,412,361
Interest and interest-only strips	1,187,043	313,832
Mutual fund distribution fees	162,619	399,966
Other	79,686	73,356
Securities purchased under agreements to resell	--	2,030,000
Securities owned	7,902,668	10,835,600
	$ 11,474,358	$ 16,078,868
LIABILITIES AND SHAREHOLDER'S EQUITY		
Payables		
Affiliate	$ 4,262,240	$ 6,552,774
Other	31,964	--
Securities sold, not yet purchased	--	2,399,025
Total liabilities	4,294,204	8,951,799
Shareholder's equity		
Common stock, $1 par value, 7,500 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	9,216,103	9,216,103
Accumulated deficit	(2,036,949)	(2,090,034)
	7,180,154	7,127,069
	$ 11,474,358	$ 16,078,868

See accompanying notes.

SHAY FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME
Years ended December 31, 2008 and 2007

	2008	2007
Revenues		
Principal transactions	$ 12,629,023	$ 5,389,075
Mutual fund distribution fees	4,997,640	7,693,014
Loan brokerage fees	987,461	1,611,284
Income from certificates of deposit transactions	1,863,406	900,308
Interest and dividends	268,667	425,293
Net loss on investments	(2,131,133)	(720,026)
Other	245,956	331,891
	18,861,020	15,630,839
Less: waiver of mutual fund distribution fees	1,758,924	2,776,293
Total revenues	17,102,096	12,854,546
Expenses		
Management fees to Shay Investment Services, Inc.	16,770,676	13,470,616
Clearing fees	278,335	278,802
Total expenses	17,049,011	13,749,418
Net income (loss)	$ 53,085	$ (894,872)

See accompanying notes.

SHAY FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
Years ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2007	$ 1,000	$ 8,194,162	$ (1,195,162)	$ 7,000,000
Net loss	--	--	(894,872)	(894,872)
Capital contribution	--	1,021,941	--	1,021,941
Balance at December 31, 2007	1,000	9,216,103	(2,090,034)	7,127,069
Net income	--	--	53,085	53,085
Capital contribution	--	--	--	--
Balance at December 31, 2008	$ 1,000	$ 9,216,103	$ (2,036,949)	$ 7,180,154

See accompanying notes.

SHAY FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income (loss)	$ 53,085	$ (894,872)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in assets and liabilities		
Securities owned	2,932,932	(2,490,922)
Receivables		
Brokers and dealers	500,669	93,003
Interest and interest-only strips	(873,211)	288,560
Mutual fund distribution fees	237,347	13,264
Other	(6,330)	10,931
Securities purchased under agreements to resell	2,030,000	1,977,167
Payables		
Affiliate	(2,290,534)	862,764
Other	31,964	(343,729)
Securities sold, not yet purchased	(2,399,025)	1,405,236
Securities sold under agreements to repurchase	--	(3,004,542)
Net cash provided by (used in) operating activities	216,897	(2,083,140)
Cash flows from financing activities		
Capital contribution	--	1,021,941
Net cash provided by financing activities	--	1,021,941
Net increase (decrease) in cash and cash equivalents	216,897	(1,061,199)
Cash and cash equivalents at beginning of year	1,013,753	2,074,952
Cash and cash equivalents at end of year	$ 1,230,650	$ 1,013,753

See accompanying notes.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Shay Financial Services, Inc. (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Shay Investment Services, Inc. (SISI). The Company acts as an intermediary between its customers and other financial institutions in the purchase and sale of various fixed-income investments and conducts proprietary transactions in equity securities, U.S. government and government agency securities, and certificates of deposit. The Company is also the distributor of various registered investment companies, including those managed and advised by an affiliate.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: Principal transactions and related revenue and expense are recorded on a settlement date basis. The effect on the financial statements of using the settlement date basis rather than the trade date basis is not material. Mutual fund distribution fees and loan brokerage fees are recognized when earned.

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are stated at market value. Certificates of deposit (CDs) are carried at cost, plus accrued interest, which approximates market value. Market value for securities other than CDs is generally based on quoted market prices. Unrealized gains and losses are reflected in the statements of income based on the specific identification method.

Interest-Only Strips: The Company purchases CDs from financial institutions and sells these CDs in smaller amounts to its customers, generally bearing an interest rate lower than the originally purchased CD. The Company recognizes revenue from the sale of CDs at the time of sale based on the interest rate spread. The receivables resulting from the sale of CDs are recorded at fair value based on the present value of the net future cash flows and are reported as interest-only strips in the accompanying balance sheets.

Resale and Repurchase Agreements: Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are generally collateralized by U.S. Treasury and government agency securities. Resale and repurchase agreements are accounted for as financing transactions and are recorded at the amounts at which the securities subsequently will be resold or repurchased, as specified in the respective agreements, including accrued interest.

Counterparties consist of a limited number of broker-dealers and savings banks. It is the Company's policy to obtain possession or control of securities purchased under agreements to resell at the time the transaction is entered into. The market value of the underlying assets is monitored daily and additional cash or other collateral is obtained from counterparties when appropriate.

(Continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: SISI is a subchapter S corporation and the Company is a wholly owned subsidiary of SISI. Therefore, the Company is a disregarded entity for income tax purposes and all income and expense flows directly to the shareholder. The Company is not taxed at the corporate level.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157.* This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. In October 2008, the FASB issued Staff Position (FSP) 157-3, *Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.* This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption of FAS 157, and the related FSPs, was not material.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the Company are conducted in facilities and by personnel shared with SISI and certain of its affiliates. As such, the Company pays management fees to SISI in lieu of occupancy and other administrative expenses. Management fees allocated to the Company include all actual expenses paid and all allocated expenses. At December 31, 2008 and 2007, the payable to SISI for management fees totaled $4,262,240 and $6,552,774.

The Company maintains bank accounts with an affiliated bank. No balance existed with the affiliated bank as of December 31, 2008. At December 31, 2007, the balances of cash and cash equivalents totaled $131,073. In addition, certificates of deposit owned by the Company are held by an affiliate as custodian for the Company. Lastly, in the normal course of business the Company periodically enters into transactions to sell financial instruments to its affiliates.

(Continued)

NOTE 4 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with short-term maturities. At December 31, 2007, cash of $100,000 was segregated in a special reserve bank account for the benefit of customers pursuant to Securities and Exchange Commission Rule 15c3-3 ("Rule 15c3-3"). At December 31, 2008, the Company maintained cash balances in JPMorgan Chase Bank, N.A. in excess of the insurance limits provided by the Federal Deposit Insurance Corporation.

NOTE 5 - RECEIVABLES FROM BROKERS AND DEALERS

Receivables from brokers and dealers represent receivables for trades pending settlement and cash and other balances due principally from the Company's clearing broker.

The Company clears certain securities transactions on a fully-disclosed basis through its clearing broker, a major New York-based financial institution. The agreement with the clearing broker calls for the Company to maintain a deposit balance in an account maintained by the clearing broker. At December 31, 2008 and 2007, the Company had $100,000 of cash on deposit to satisfy this requirement which is included in receivables from brokers and dealers on the balance sheet.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2008 and 2007, there were no amounts to be indemnified to the clearing broker for these customer accounts.

NOTE 6 - MUTUAL FUND DISTRIBUTION FEES

The Company has distribution agreements with various registered investment companies. The Company's distribution agreement with Asset Management Fund, Inc., a fund managed and advised by an affiliate, provides that the Company receives 12b-1 payments based upon a percentage of each portfolio's average daily net assets. The Company voluntarily waived a portion of these fees in both years ended December 31, 2008 and 2007.

NOTE 7 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2008 and 2007, securities owned and securities sold, not yet purchased, were comprised of the following:

	2008		2007	
	Owned	Sold	Owned	Sold
Certificates of deposit	$ 4,029,016	$ --	$ 5,498,315	$ --
U.S. government obligations	--	--	--	2,020,625
Equity securities	3,873,652	--	5,337,285	378,400
	$ 7,902,668	$ --	$ 10,835,600	$ 2,399,025

(Continued)

NOTE 7 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED (Continued)

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

NOTE 8 - FINANCIAL INSTRUMENTS

Assets, including cash, securities owned, securities purchased under agreements to resell, and certain receivables, are carried at fair value or at contracted amounts which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased, securities sold under agreements to repurchase and certain payables, are carried at fair value or contracted amounts approximating fair value. Financial instruments carried at contract amounts that approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

In the normal course of business, the Company enters into forward transactions involving mortgage-backed securities in order to meet the financing and hedging needs of its customers. Forward transactions are valued at market, and the resulting unrealized gains and losses are reflected in principal transactions in the statements of income. The Company's exposure to changes in market prices or interest rates is managed by simultaneously entering into offsetting positions in identical instruments. Forward transactions provide for the delivery or receipt of securities at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their commitments and from changes in securities values and interest rates. At December 31, 2008 and 2007, open forward purchase and sale commitments each aggregated approximately $11,245,000 and $13,040,000.

In the normal course of business, the Company obtains securities under resale agreements on terms that permit it to pledge or resell the securities to others. At December 31, 2007, securities obtained under resale agreements were pledged or otherwise transferred to others under repurchase agreements or to satisfy the Company's commitments under proprietary short sales. There were no securities purchased under agreements to resell at December 31, 2008.

In addition, the Company purchases loan portfolios and sells them to clients under best efforts contracts for which it earns a fee. At December 31, 2008 and 2007, unsettled purchase and sale transactions on loan brokerage activities were approximately $101,989 and $76,468,376, respectively.

(Continued)

NOTE 9 - FAIR VALUE

Statement 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of all securities owned, other than certificate of deposits, are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). Certificate of deposits are carried at cost, plus accrued interest, which approximates fair value (Level 2 inputs). The fair values of interest-only strips are determined based on the present value of the net future cash flows. Significant fair value inputs associated with valuing interest-only strips can generally be verified and do not typically involve significant management judgments (Level 2 inputs). Assets measured at fair value on a recurring basis consist of the following.

	At December 31, 2008 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Equity securities	$ 3,873,652	$ --	$ --
Certificate of deposits	--	4,029,016	--
Interest-only strips	--	1,149,391	--

There were no asserts or liabilities valued on a non-recurring basis as of December 31, 2008.

NOTE 10 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or $250,000. At December 31, 2008 and 2007, the Company's net capital was $5,126,476 and $5,348,080 while its required net capital was $307,477 and $436,851 and its ratio of aggregate indebtedness to net capital was 0.90 to 1 and 1.23 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

(Continued)

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

SHAY FINANCIAL SERVICES, INC.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Net capital	
Shareholder's equity	$ 7,180,154
Deductions and charges	
Nonallowable assets:	
Interest and interest only strips	1,187,043
Mutual fund distribution fees	162,619
Receivables from non-customers	79,686
	1,429,348
Net capital before haircuts on securities	5,750,806
Haircuts on securities	
Certificates of deposit	68,679
Equity securities	555,651
	624,330
Net capital	$ 5,126,476

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2008, un-audited FOCUS Part II filings.

SHAY FINANCIAL SERVICES, INC.
SCHEDULE 2 - COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AND COMPUTATION OF AGGREGATE INDEBTEDNESS
December 31, 2008

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 307,477
Minimum dollar net capital requirement	$ 250,000
Net capital requirement	$ 307,477
Excess net capital	$ 4,818,999
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)	$ 4,665,261
Aggregate indebtedness	
Payables	$ 4,612,153
Total aggregate indebtedness	$ 4,612,153
Percentage of aggregate indebtedness to net capital	90%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2008, un-audited FOCUS Part II filings.

SHAY FINANCIAL SERVICES, INC.

SCHEDULE 3 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1	________
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	X
C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm ____________________	________
D. (k)(3) - Exempted by the order of the Commission	________

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT
AUDITORS ON INTERNAL CONTROL

Board of Directors and Shareholder
Shay Financial Services, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Shay Financial Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 19, 2009

SHAY FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
December 31, 2008 and 2007